EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors

HealthMont, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

Our report dated May 9, 2003, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to a change in the method of accounting for the impairment or disposal of long-lived assets.

/s/    KPMG LLP

Nashville, Tennessee

August 5, 2003